Exhibit 99.4

SUPPLEMENTAL UNAUDITED PRO FORMA CONDENSED COMBINED NON-GAAP FINANCIAL DATA

Results of Operations Data on a Pro Forma Combined Non-GAAP Basis

     Exhibit 99.3 to this Form 6-K provides unaudited pro forma condensed combined statements of operations for the year ended December 31, 2012 and the six months ended June 30, 2013, which combined the consolidated statements of operations of Stratasys and Cooperation Technology Corporation as if the merger had been completed on January 1, 2012. These pro forma financial statements also assume that the December 1, 2012 merger of Stratasys, Inc. and Objet Ltd. had been completed on January 1, 2012.

     The following table sets forth certain of this unaudited pro forma combined information on an unaudited non-GAAP basis for the twelve months ended December 31, 2012 and six months ended June 30, 2013 (in thousands).

	Year Ended	Six Months Ended
	December 31, 2012	June 30, 2013
Gross profit	$214,662	$134,619
Operating income	70,082	46,900
Net income attributable to Stratasys Ltd.	57,156	39,078

     The foregoing pro forma non-GAAP data, which exclude the categories of expenses described below, are non-GAAP financial measures. The Company believes that these non-GAAP financial measures are useful information for investors and shareholders of the company in gauging results of operations (x) on an ongoing basis after the mergers, when the exceptional expenses related to the mergers, and to Objet’s proposed initial public offering in 2012 will not recur, and (y) excluding non-cash charges for share-based compensation and amortization of intangible assets, which do not reflect actual cash outlays that impact our liquidity or our financial condition, as assessed by management. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of merger-related, non-cash compensation and other charges, and may not provide a comparable view of the Company’s performance to other companies in the industry. The presentation of these non-GAAP measures is not meant to be considered in isolation or as an alternative to any measure of financial performance calculated in accordance with GAAP. A reconciliation of pro forma GAAP and pro forma non-GAAP results of operations is set forth below.

Reconciliation of Pro Forma GAAP and Pro Forma Non-GAAP Results of Operations

For the Twelve months ended December 31, 2012 (in thousands):

			Non-GAAP	Pro Forma
		Pro Forma	Adjustments	Non-GAAP
	Gross profit (1)	$163,963	$50,699	$214,662
	Operating income (loss) (1,2)	(48,899)	118,981	70,082
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(42,363)	99,519	57,156

(1)	Acquired Objet intangible assets
	amortization expense		39,294
	Acquired Solidscape intangible assets
	amortization expense		1,744
	Acquired MakerBot intangible assets
	amortization expense		6,260
	Non-cash stock-based compensation
	expense		2,665
	Merger related expense		265
	Expense related to the revaluation of
	Solidscape, Inc. and Fasotech Co., Ltd
	inventory at acquistion		471
			50,699

(2)	Acquired Objet intangible assets
	amortization expense		8,967
	Acquired Solidscape intangible assets
	amortization expense		533
	Acquired MakerBot intangible assets
	amortization expense		9,370
	Bonus plan compensation expense		14,763
	Non-cash stock-based compensation
	expense		25,387
	Merger related expense		9,262
			68,282
			118,981

(3)	Tax expense related to adjustments		(19,462)
			$99,519

For the Six months ended June 30, 2013 (in thousands):

			Non-GAAP	Pro Forma
		Pro Forma	Adjustments	Non-GAAP
	Gross profit (1)	$98,242	$36,377	$134,619
	Operating income (loss) (1,2)	(23,855)	70,755	46,900
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(19,517)	58,595	39,078

(1)	Acquired Objet intangible assets
	amortization expense		29,670
	Acquired Solidscape intangible assets
	amortization expense		872
	Acquired MakerBot intangible assets
	amortization expense		3,130
	Non-cash stock-based compensation
	expense		1,266
	Fair value of Objet deferred revenue
	pre-merger		1,214
	Merger related expense		225
			36,377

(2)	Acquired Objet intangible assets
	amortization expense		7,620
	Acquired Solidscape intangible assets
	amortization expense		266
	Acquired MakerBot intangible assets
	amortization expense		4,685
	Bonus plan compensation expense		5,162
	Non-cash stock-based compensation
	expense		9,838
	Acqusition related expense		6,807
			34,378
			70,755

(3)	Tax expense related to adjustments		(12,096)
	Depreciation and amortization
	expense attributable to
	non-controlling interest		(64)
			$58,595